SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


25 February 2005

                               The Rank Group Plc

                     Preliminary announcement of the results
                      for the year ended 31 December 2004

- Group operating profit* of GBP204.9m (2003 - GBP218.0m**); GBP139.0m after goodwill amortisation and exceptional items (2003 - GBP160.5m**)

- Profit before tax* of GBP168.1m (2003 - GBP187.1m**); GBP83.3m loss after goodwill amortisation and exceptional items (2003 - GBP122.7m profit **)

- Exceptional charge of GBP233.4m, including a provision for loss on disposal of Deluxe Media of GBP181.4m, which includes GBP76.7m of goodwill previously written off to reserves

- Earnings per share* of 20.0p (2003 - 19.2p**); 19.9p loss per share after goodwill amortisation and exceptional items (2003 - 13.3p** earnings per share)

- Gaming operating profit* up 4.6% to GBP114.9m (2003 - GBP109.8m***), reflecting a better second half in both bingo and casinos

- Hard Rock operating profit* up 20% to GBP27.8m (2003 - GBP23.1m), reflecting a return to like-for-like sales growth in cafes and first time contributions from Seminole hotels and casinos

- Deluxe operating profit* of GBP71.3m (2003 - GBP92.7m**), reflecting a weaker second half schedule in Film and continued decline within Media

- Proposed final dividend up 5.4% to 9.8p (2003 - 9.3p), making a total for the year of 14.6p (2003 - 13.9p)

- Net debt down to GBP606.7m (2003 - GBP700.5m)

- Separation of Deluxe: Deluxe Media to be sold; options for Deluxe Film being pursued

* before goodwill amortisation and exceptional items
** restated for FRS 17
*** restated for FRS 17 and excluding Rank Leisure Machine Services ("RLMS")

Commenting on the results, Mike Smith, Chief Executive, said:

"The Group's 2004 operating profit before goodwill amortisation and exceptional items was down GBP13.1m to GBP204.9m (2003 - GBP218.0m). Gaming enjoyed another year of profit growth, helped by a much stronger second half performance, and Hard Rock began to benefit from brand licensing deals and an improved cafe performance. However, a much weaker film schedule than in previous years and the loss of two contracts in 2003 meant that Deluxe Film's performance in the second half was disappointing. As expected, Deluxe Media was well behind last year. Since the year end, trading patterns across the Group have been in line with expectations and the Group is well placed to make progress in 2005.

A new Gambling Bill is currently being considered by Parliament. Over the past four and a half years, Rank has worked closely with Government to try and ensure that the new legislation passes the critical test of being both consistent with the Government's policy objectives, whilst serving to stimulate a competitive market for the benefit of customers. While much of the Bill is uncontentious, Rank believes that, if passed without suitable amendment, those elements of the Bill which affect the UK casino industry will fail this test on both counts.

Having now completed a detailed review of the possible separation of both Deluxe Film and Deluxe Media which was announced in September 2004, the Board has concluded that a sale of Deluxe Media is the preferred route to separation for that business and is currently engaged in discussions with a number of interested parties. The Board is convinced of the strategic merit of separating Deluxe Film and working towards a solution. However, the issues involved are complex and the Board is determined to ensure that any separation will be undertaken only if it is in the best interests of shareholders."

Enquiries:

The Rank Group Plc                      Tel: 020 7706 1111
Mike Smith, Chief Executive
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

Press Enquiries:

The Maitland Consultancy                Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

IR/02/05

Analyst meeting, webcast and conference call details:

Friday 25 February 2005

There will be an analyst meeting at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ, starting at 9.30am. There will be a simultaneous webcast and conference call of the meeting.

To register for the live webcast, please pre-register for access by visiting the Group website (www.rank.com). A copy of the webcast and slide presentation given at the meeting will be available on the Group's website later today. The webcast will be available for a period of six months.

An interview with Mike Smith, Chief Executive, in video/audio and text will also be available from 7.00am GMT on 25 February 2005 at www.cantos.com and later in the day on the Group's website.

Conference call details:

Friday 25 February 2005
9.20am Please call 0800 559 3282 (UK) or +44 (0) 20 7784 1017 (International).
9.30am Meeting starts

Forward-looking statements. This announcement includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements that are based on current expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance, achievements or financial position of the Company to be materially different from future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's operating performance, present and future business strategies, and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. Subject to the Listing Rules of the UK Listing Authority, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Past performance cannot be relied upon as a guide to future performance.

CHIEF EXECUTIVE'S REVIEW

Results

The Group's 2004 operating profit before goodwill amortisation and exceptional items was down GBP13.1m to GBP204.9m (2003 - GBP218.0m). Gaming enjoyed another year of profit growth, helped by a much stronger second half performance, and Hard Rock began to benefit from brand licensing deals and an improved cafe performance. However, a much weaker film schedule than in previous years and the loss of two contracts in 2003 meant that Deluxe Film's performance in the second half was disappointing. As expected, Deluxe Media was well behind last year. Since the year end, trading patterns across the Group have been in line with expectations and the Group is well placed to make progress in 2005.

Development

During 2004, the Group continued its strategy of expansion and carefully planned investment in each of its three business divisions. Total capital expenditure was similar to last year at GBP115.6m although on a like-for-like basis (i.e. excluding Rank Leisure Machine Services ("RLMS")), it was GBP20.5m ahead of 2003. Investment in acquisitions during the year totalled GBP74.7m (2003 - GBP123.6m), including a series of small additions to the creative services business within Deluxe Film and a further bingo club in Spain.

Gaming

In Mecca Bingo, the plan of relocating some of the older facilities to new, often larger, premises continues. The clubs at Burton, Bolton, Easterhouse (Glasgow) and Ellesmere Port were all relocated during the year. The Edinburgh Palais will be relocated and new units will open in Paisley, Thanet and Crewe in 2006. Over the past ten years the Group has invested over GBP330m in its bingo facilities and the quality of the estate is seen as a major strength and differentiator from its competitors.

Grosvenor Casinos also saw further investment in its estate with the opening of two new casinos, in Stoke-on-Trent and Bolton. Two new casino licences were also granted in Dundee and Swansea. A total of 22 of the Group's existing 36 operational casinos in the UK are now either new or have been relocated or extended since 1997, and whilst there is still further work to do before the programme is complete, management believes that the quality of the current estate is key to Grosvenor's ability to attract and retain casino customers. During the year, changes in the identification rules for guests served to stimulate casino membership which increased by 30%, or 265,000 new members.

Blue Square has continued to broaden its product offering with the launch of two exciting new products during 2004: an on-line casino and a poker room. The substantial growth in the popularity of poker in particular has been well documented and now Blue Square has an opportunity to capture some of this growth. The first Blue Square betting shop, located next to the Group's Victoria Casino in London, is scheduled to open later this year and will offer sports-betting customers a different environment and service approach.

UK Gambling Bill

A new Gambling Bill is currently being considered by Parliament. Over the past four and a half years, Rank has worked closely with Government to try and ensure that the new legislation passes the critical test of being both consistent with the Government's policy objectives, whilst serving to stimulate a competitive market for the benefit of customers. While much of the Bill is uncontentious, Rank believes that, if passed without suitable amendment, those elements of the Bill which affect the UK casino industry will fail this test on both counts.

The process to deliver a new regulatory framework for UK gaming, which began back in 2001 with Professor Alan Budd's "Gambling Review", has been a long and difficult journey. We now have a situation where, despite being close to enactment, the current proposals are not acceptable to the UK casino industry because they will place existing casino operations at a substantial competitive disadvantage. Rank and the rest of the industry is continuing to engage with Government on this very important matter and trusts that ministers will recognise that a level playing field for all casinos is the only sensible way to ensure that the UK market remains competitive, and maintains its position as one of the world's most respected gaming markets.

It is against this background that Rank and the rest of the UK gaming industry is having to plan for all possible outcomes. Despite the lack of clarity regarding the detail and timing of any new legislation, the Group intends to continue its strategy of improving the quality and scale of its UK gaming operations through a programme of carefully planned investment and development.

Hard Rock

Hard Rock's results improved in 2004. Not only were like-for-like sales positive, the investments made in extending the brand into hotels and casinos are now starting to deliver real returns. Whilst merchandise sales remain difficult, the core restaurant proposition is attracting more and more customers, profitability is improving, and this is stimulating additional franchise activity. Having opened eight new franchised cafes in 2004, there are already confirmed plans to open a number of new franchised cafes in 2005: in Belo Horizonte (Brazil), Canary Islands, Caracas, and Santo Domingo.

In 2004, Hard Rock's management focus has been on developing and repositioning the brand to improve its image and marketability. This has prompted a reorganisation of the management team, as well as a detailed review of the business' operating assets, including sites and locations. After 20 years on the 57th Street site, the Hard Rock cafe in New York is to be relocated to Times Square during the third quarter of 2005. In its new location, the cafe is set to become a New York landmark featuring a 700-seat restaurant, a 1,500 square-foot retail shop, and a live music area for concerts and special events.

The hotel joint venture with Sol Melia has made further progress in 2004 with the opening of the Chicago hotel and the announcement of further hotels in New York and Madrid. A fourth urban hotel in San Diego is also expected to open under franchise in 2006. Continued record occupancy and room rate at the Hard Rock Hotel in Orlando, and solid performances at the two Hard Rock hotels on Seminole Indian properties in Florida, are further indications of Hard Rock's true potential as a hotel brand. The two Seminole casinos have performed in line with expectations to date and a full year's contribution will be a further boost to performance in 2005. The US$235m licensed Hard Rock hotel/casino development in Biloxi, Mississippi, is on track and scheduled to open in 2005, and the Group continues to explore other opportunities to license the Hard Rock brand for gaming projects both in the US and other international markets.

Deluxe Film

During 2004, Deluxe successfully extended two major film contracts so that its weighted average contract life, as at 31 December 2004, was 53 months, with no major contract due for renewal before December 2007.

The acquisition of the remaining 80% of EFILM not already controlled by the Group was an exciting and significant development for the business, and consolidated Deluxe Film's presence in creative services. These rapidly growing business segments offer high value-added services to film directors and producers that allow them to improve the quality of their films and associated DVD products.

With one of the most sophisticated digital laboratories in Hollywood, EFILM's market leading position in the digital intermediates market means that Deluxe can now offer film-makers the use of state-of-the-art digital imaging technologies, helping to optimise the quality and impact of their release prints. Increasing competition at the box office is driving film studios to create better motion pictures and should help to increase the demand for EFILM's services. In 2004, EFILM worked on 29 major films compared with 23 in 2003.

Deluxe Digital Studios' compression, encoding and authoring business, now incorporating DVCC and Softitler, which were acquired during 2004, is one of the largest of its type in the world. Designing and creating the menus for major film title DVDs, as well as compressing the film data onto a DVD and creating much of the bonus material such as documentaries and interviews, is a highly skilled and technical process. As the volume of DVD sales has continued to expand, so has the demand for high quality services like those provided by Deluxe Digital Studios.

The digital asset management business continues to broaden its product offering and has already secured a major contract from one of Hollywood's leading studios to archive and digitise over 58,000 pieces of content and control the distribution of that content to third parties.

Group Structure

Having now completed a detailed review of the possible separation of both Deluxe Film and Deluxe Media which was announced in September 2004, the Board has concluded that a sale of Deluxe Media is the preferred route to separation for that business and is currently engaged in discussions with a number of interested parties. The Board is convinced of the strategic merit of separating Deluxe Film and is working towards a solution. However, the issues involved are complex and the Board is determined to ensure that any separation will be undertaken only if it is in the best interests of shareholders.

Exceptional charge

The Group incurred an exceptional charge of GBP233.4m in the year, of which GBP19.0m is cash. GBP30.3m of the total charge was recorded in the first half and related to restructuring costs within Deluxe Media and a loss on the sale of RLMS. A further exceptional charge of GBP203.1m has been recorded in the second half. This relates to a provision for loss on disposal of Deluxe Media totalling GBP181.4m including goodwill previously written off to reserves of GBP76.7m. In addition, a charge of GBP31.0m has been recorded within Hard Rock, relating to the relocation of the New York cafe, closure of The Vault, and the impairment of certain underperforming assets. The tax credit on exceptional items was GBP9.5m.

Cash Flow and Financing

The Group again generated positive cash flow after interest, tax and dividends, but before acquisitions and disposals, of GBP36.3m (2003 - GBP17.1m). Following the conversion of the outstanding GBP65.0m convertible loan notes which were issued in connection with the acquisition of Blue Square in 2003, net debt was GBP606.7m at the year end (2003 - GBP700.5m) with an average cost of borrowing of 5.5% for the year.

International Financial Reporting Standards

In accordance with regulations issued by the European Parliament in 2002, Rank is preparing for the adoption of International Financial Reporting Standards ("IFRS") as its primary accounting basis. IFRS will apply for the first time in the Group's annual report for the year ended 31 December 2005. As a result, the Group's results for the six months to 30 June 2005 will be prepared under IFRS and will include a comparative table showing the results for the same period to 30 June 2004.

Overall, while a full assessment has yet to be completed, it is not expected that there will be a material impact on the reported profits of the Group as a result of the adoption of IFRS. The Group plans to provide a further update during the second quarter of 2005.

Board Appointment

The Board is pleased to announce the appointment of David Boden to the main Board of Rank as an executive Director with effect from 1 March 2005. David has been head of the Group's Gaming division since January 1998.

Current Trading and Outlook

Current trading patterns across the Group are in line with expectations. Overall, both Mecca Bingo and Grosvenor Casinos are performing broadly in line with expectations although a lower win percentage in the provincial casinos has offset the return to a more historic level of profit at the Clermont. Hard Rock has started well and like-for-like sales are ahead of last year, with Europe continuing to perform strongly. Deluxe Film has seen reasonable volumes in the first few weeks of the year, while at Deluxe Media, DVD volumes have been strong but VHS continues to decline.

The future prospects for the Group will be affected by the outcome and implementation of the proposed Gambling Bill, and the possible separation of Deluxe. Notwithstanding these uncertainties, the Group is well placed to continue to make progress in 2005. As a result, we are pleased to announce a 5.4% increase in the proposed final dividend to 9.8p per share, making a total dividend for the year of 14.6p per share.

Summary of Results


                                              Turnover       Profit before tax*
                                           2004      2003     2004        2003+
                                           GBPm      GBPm     GBPm        GBPm

Gaming                                    937.4     865.7    114.8       113.4

Hard Rock                                 232.0     234.0     27.8        23.1

Deluxe                                    751.7     788.5     71.3        92.7

US Holidays                                32.2      37.7      4.2         6.0

Central costs and other                       -         -    (13.2)      (17.2)

                                       ---------   ------- --------   ---------
Continuing operations including
acquisitions                            1,953.3   1,925.9    204.9       218.0
                                       =========   ======= ========   =========

Net income from associates and joint
venture                                                          -         0.4

Managed businesses' interest (net)                           (36.8)      (31.3)
                                                           --------   ---------

Profit before tax, exceptional items
and goodwill amortisation                                    168.1       187.1

Amortisation of goodwill                                      (7.8)       (6.4)
                                                           --------   ---------

Profit before tax and exceptional
items                                                        160.3       180.7

Exceptional items                                           (243.6)      (58.0)
                                                           --------   ---------
(Loss) profit before tax                                     (83.3)      122.7
                                                           ========   =========

Basic earnings per share before
goodwill amortisation and exceptional
items                                                           20.0p     19.2p
Basic earnings per share before
exceptional items                                               19.0p     18.2p
Basic (loss) earnings per share                                (19.9)p    13.3p
Dividend per share                                              14.6p     13.9p



* before goodwill amortisation and exceptional items

+ 2003 restated for the adoption of FRS 17 decreasing operating profit by GBP5.0m and profit before tax by GBP6.6m.

Group turnover, as reported, was 1.4% ahead of 2003. This growth was influenced by a number of factors: the net effect of acquisitions and disposals made in 2003 and 2004; the change to a gross profits tax regime in UK bingo which added GBP24.7m to reported turnover; and the effect of movements in exchange rates which reduced turnover by GBP67.4m.

Group operating profit before goodwill amortisation and exceptional items was down 6.0%, to GBP204.9m, largely due to a weaker performance by Deluxe. Adverse currency movements reduced reported profit by GBP6.0m. After a difficult first half of 2004, Gaming's full year performance was 4.6% ahead of last year (after adjusting for the sale of RLMS) with a strong performance in the second half by Grosvenor Casinos and solid results from Mecca Bingo. At Hard Rock, operating profit before exceptional items was up 20.3% to GBP27.8m, reflecting a combination of improved trends within owned cafes and first time contributions from a number of new licensing agreements, including the two new Hard Rock hotel/casinos in Florida. After a number of years of strong profit growth, Deluxe's operating profit before goodwill amortisation and exceptional items was down 23% to GBP71.3m (2003 - GBP92.7m). The loss of two contracts in 2003 and a reduction in the number of major titles released by some of its film studio customers in the second half, were major factors affecting performance and overall footage for the year was down 9%. At Deluxe Media, while overall volumes in both manufacturing and distribution were up on last year, margins were substantially lower due to the continuing effect of the decline in VHS and pricing pressure in both DVD replication and distribution.

Managed businesses' interest payable before exceptional items was GBP5.5m higher than last year at GBP36.8m. This was due to higher debt levels following the redemption of the outstanding convertible preference shares at the end of 2003.

Earnings per share before goodwill amortisation and exceptional items of 20.0p was 4.2% above last year (after exceptional items and goodwill amortisation a loss of 19.9p). The pre-exceptional effective tax rate in 2004 was 28.0% (2003 - 29.7% restated for FRS 17).

The Group has recorded a pre-tax exceptional charge of GBP243.6m, of which GBP19.0m is a cash cost. The charge comprises restructuring costs in Deluxe Media of GBP27.1m, following the loss of a major DVD manufacturing contract in the first half of 2004, a provision for loss on disposal in Deluxe Media of GBP181.4m (including goodwill of GBP76.7m), a charge of GBP31.0m in respect of a number of Hard Rock cafes and other assets, and a GBP4.1m loss principally relating to the disposal of RLMS. The following table sets out the divisional results and loss before tax, stated after goodwill amortisation and exceptional items:


                                                             Profit before tax
                                                             2004         2003+
                                                             GBPm         GBPm

Gaming                                                      112.0        104.9

Hard Rock                                                    (3.2)        23.1

Deluxe                                                       39.2         53.0

US Holidays                                                   4.2          6.0

Central costs and other                                     (13.2)       (26.5)
                                                         ---------    ---------
Continuing operations including acquisitions                139.0        160.5

Net income from associates and joint ventures                 -            0.4

Non-operating items                                        (185.5)         4.6

Managed businesses' interest                                (36.8)       (42.8)
                                                         ---------    ---------
(Loss) profit before tax                                    (83.3)       122.7
                                                         =========    =========


+ 2003 restated for FRS 17 decreasing operating profit by GBP5.0m and profit before tax by GBP6.6m.

GAMING

                                              Turnover         Operating Profit*
                                          2004        2003      2004      2003+
                                          GBPm        GBPm      GBPm      GBPm
Mecca Bingo
UK#                                      265.3       233.1      70.5      70.7
Spain                                     27.3        24.6       7.7       6.8
                                       --------    --------  --------  --------
                                         292.6       257.7      78.2      77.5
Grosvenor Casinos
UK                                       188.4       173.7      32.1      30.1
Belgium                                   12.4         9.6       1.7       0.3
                                       --------    --------  --------  --------
                                         200.8       183.3      33.8      30.4

Blue Square*                             439.6       371.9       2.9       1.9
                                       --------    --------  --------  --------
                                         933.0       812.9     114.9     109.8

Goodwill amortisation                                           (2.8)     (2.5)
                                       --------    --------  --------  --------
                                         933.0       812.9     112.1     107.3

Rank Leisure Machine Services              4.4        52.8      (0.1)      3.6
                                       --------    --------  --------  --------
Total                                    937.4       865.7     112.0     110.9
                                       --------    --------  --------  --------




* before goodwill amortisation and exceptional items
+ 2003 restated for FRS 17
# 2004 turnover includes GBP24.7m attributable to the introduction of a gross profits tax

Mecca Bingo


UK Bingo statistics                    2004             2003           Change
                                                                          (%)

Admissions (000s)                    20,933           21,066             -0.6
Spend per head (GBP)                    11.49            11.06              3.9



On a comparable basis (i.e. after removing the effect of the introduction of a gross profits tax), turnover at Mecca UK was up 3%, despite having removed box office fees which contributed GBP6.6m in the prior year. After a number of years of falling admissions in the UK, the change to a gross profits tax regime, the removal of box office fees, and an increase in promotional spend, all combined to deliver a 1% increase in admissions in the second half, resulting in a modest decline of just 0.6% for the year as a whole. The change in the admissions trend did not however affect the rate of growth in spend per head which continued to rise at a consistent 4% throughout the year. After restating the prior year to reflect the adoption of FRS 17, UK operating profit was marginally below 2003 at GBP70.5m, reflecting the recycling of box office fees into lower margin games, an increase in the minimum wage, and an increase in promotional spend.

The split of UK revenue by activity is shown below.

Analysis of UK bingo turnover


                                     2004              2003            Change
                                     GBPm              GBPm                 %

Interval games                      108.2             105.8               2.3
Main stage bingo                     47.0              39.4              19.3
Gaming machines                      60.2              57.2               5.2
Food & beverage                      21.5              20.9               2.9
Box office                              -               6.6                 -
Other                                 3.7               3.2              15.6
                                  --------          --------          --------
                                    240.6             233.1               3.2
Gross profit tax                     24.7               3.8
                                  --------          --------          --------
                                    265.3             236.9              12.0
                                  ========          ========          ========



Mecca now has 120 bingo clubs (East Ham closed in January 2005) with over 80,000 cashline bingo positions, 3,754 amusement with prizes machines (AWPs) and 344 jackpot machines. In addition, it has 60 electronic bingo positions and continues to trial a number of Section 21 gaming machines across the estate. Turnover from interval games and gaming machines were up 2% and 5% respectively compared with 2003.

During the year four bingo clubs were relocated to new premises: Burton, Bolton, Easterhouse (Glasgow) and Ellesmere Port. The Edinburgh Palais will relocate to a new, all-electronic bingo club located at Fountain Park and new licensed clubs will open in Paisley, Crewe and Thanet in 2006.

The Spanish bingo operation continued its trend of positive like-for-like sales and profit growth achieving an operating profit of GBP7.7m (2003 - GBP6.8m). A new club at Sabadell, Catalonia, was added in December 2004, taking the total number of clubs to 11.

Grosvenor Casinos


                                  Turnover                   Operating Profit
                              2004        2003              2004         2003+
                              GBPm        GBPm              GBPm         GBPm
UK
London - upper                23.4        19.0               3.8          3.4
London - other                56.7        54.2              11.3          9.9
Provincial                    97.3        91.5              24.7         25.5
Hard Rock                     11.0         9.0              (0.5)        (1.6)
Overheads                        -           -              (7.2)        (7.1)
                           --------     -------           -------     --------
                             188.4       173.7              32.1         30.1
                           ========     =======           =======     ========



+ restated for FRS 17

Turnover at Grosvenor Casinos in the UK was up by 8% and operating profit was up by 7%. This result was achieved despite the impact of more stringent identification rules imposed by the EU for casino guests, a huge increase in the number of fixed odds betting terminals ("FOBTs") in betting shops offering roulette on the high street, and additional competition. The effect of these developments was most noticeable in the first half but had lessened by the second half when the business enjoyed double digit growth in turnover and operating profit.


                       Admissions         Handle per head            Win %
                         (000s)                 (GBP)
                      2004      2003       2004       2003       2004      2003
UK
London - upper          58        55      2,152      1,901       18.6%     18.2%
London - other         630       604        475        486       17.6%     17.3%
Provincial           2,910     2,667        169        181       16.8%     16.5%
Hard Rock              377       354        142        124       17.2%     17.5%



London - upper: turnover at the Group's two London up-market casinos, The Clermont and The Park Tower, was up 23%, reflecting good growth in volume and handle. However, whilst the Park Tower had an outstanding year following its refurbishment in 2003, an adverse movement in bad debts at The Clermont meant that, combined, profits were only up 12%.

London - other: the Group's three mid-market London casinos saw turnover up by 5% and operating profit up 14%. After a challenging first six months, the Victoria, the Connoisseur and the Gloucester all enjoyed a much more prosperous second half: turnover was up 10% and operating profit was up 30%. This strong performance was driven by a 9% increase in admissions and an improved win percentage.

Provincial: an unusually weak performance at the interim stage was mitigated by a substantial improvement in performance during the second half of the year. The impact in the first half of the new EU identification rules and increased numbers of FOBTs were compounded by a number of new competitor openings in towns and cities where Grosvenor operates a casino. Taken together, these factors affected first half admissions (down 6%), handle (down 8%) and operating profit (down 16%). In contrast, the second half saw like-for-like admissions (i.e. excluding the two new casinos that opened in Stoke-on-Trent and Bolton) up by 20%, handle up 8% and operating profit up 19%.

The two UK Hard Rock casinos made further progress in 2004. London is now profitable and the two casinos taken together broke even during the second half and delivered good growth in handle per head, up 15%, and also attendance, up 6%. This bodes well for the future prospects for the brand within the Grosvenor portfolio. The introduction of live entertainment at the London casino for the first time has been well received and future events are being planned.

In Belgium, changes in the legislation allowing the introduction of slot machines into casinos, has had a positive impact on trading. Total revenues were up by 29% and operating profit was up to GBP1.7m (2003 - GBP0.3m).

Blue Square



                                     Turnover                   Gross Win
                              2004             2003*        2004         2003*
                              GBPm             GBPm         GBPm         GBPm

Internet                     159.9            178.5         11.7         11.1
Telebet                       63.7             77.3          4.8          3.9
Games                        216.0            134.1          9.1          8.1
                            -------          -------      -------      -------
Total                        439.6            389.9         25.6         23.1
                            =======          =======      =======      =======



* proforma to show Blue Square as if Rank had owned the business for the full year in 2003

The introduction of a new on-line Blue Square casino in August 2004 and a poker room in September 2004 helped to lift total stakes wagered during the year on a proforma basis by 13% to GBP439.6m. The new products more than compensated for a decline in internet and telebet stakes, where a reduction in the number of high-roller players has improved the quality of earnings, resulting in gross win margins above last year. Overall, gross win increased by 11% to GBP25.6m. Reported operating profit before goodwill amortisation and exceptional items increased to GBP2.9m (2003 - GBP1.9m).

HARD ROCK


                                             Turnover         Operating Profit*
                                          2004        2003      2004      2003
                                          GBPm        GBPm      GBPm      GBPm

Owned cafes                              215.2       222.0      25.7      24.4
Franchise and other income
Cafes                                      5.6         6.3       5.4       5.8
Hotels and gaming                         10.5         3.9       9.9       5.2
Territory sales                            0.7         1.8       0.7       1.8
Overheads                                    -           -     (13.9)    (14.1)
                                        -------     -------   -------   -------
                                         232.0       234.0      27.8      23.1
                                        =======     =======   =======   =======



*before exceptional items

Hard Rock delivered a strong result in 2004. Reported turnover was GBP2.0m below 2003 after an adverse currency impact of GBP21.0m. In constant currency, turnover was up by 8%. A much improved performance in the owned cafes, combined with a first time contribution from the two Seminole hotel/casinos, resulted in operating profit up 20% to GBP27.8m (2003 - GBP23.1m). This was achieved despite the impact of adverse currency movements which reduced overall operating profit before exceptional items by GBP2.0m compared with 2003.

Hard Rock like-for-like cafe sales %


                                        Food &       Merchandise      Total
                                       Beverage
                                           %              %             %
To 31 December 2004
North America                             2.0           -6.2          -1.0
Europe                                    8.1           -0.9           4.9
Total                                     3.4           -5.0           0.4

8 weeks to 20 February 2005               4.8           -4.2           2.2



In the owned cafes, like-for-like sales for the year were driven by a strong recovery in Europe while North America was slightly below last year. Overall food and beverage sales were up 3.4% and merchandise sales were down 5.0%. In the 8 weeks to 20 February 2005 total like-for-like sales were up 2.2%.

Despite the impact of adverse currency movements, profit from owned cafes was up 5%, reflecting tighter cost controls and the contribution from new units. The improvement in profitability was particularly notable in the second half of the year and reflects the results of a detailed review and reassessment of cafe performance with an improved focus on margin management.

Operating profit generated from cafe franchise and other income was down 7% to GBP5.4m, although in constant currency this was up by 6%. Hotel and gaming franchise income contributed GBP9.9m in 2004 (2003 - GBP5.2m), reflecting another strong performance by the Orlando hotel, dividends from the Group's interest in the Universal Rank Hotel Partnership in Orlando, and fees relating to the hotel joint venture with Sol Melia. In addition, gaming franchise income benefited from the combined fees from the two Seminole hotel/casinos that opened during the year. Both properties are performing well and in line with expectations. Territory fees included Venezuela, Dominican Republic, Canary Islands and Gothenburg.

During the year new owned cafes opened in Bristol, Louisville, Destin (FL) and at Foxwoods. The cafe in Hollywood (FL) was also relocated during the year within the new Seminole hotel/casino. Eight new franchised cafes opened in 2004:
Catania (Italy), Buenos Aires, Dublin, Panama, Athens, Hurghada (Egypt), Kuwait and Gothenburg. The closure of franchised cafes in Queenstown, Belfast and Shanghai means that there are now 69 owned and 53 franchised cafes, operating in 41 countries.

DELUXE


                                              Turnover         Operating Profit*
                                          2004        2003+    2004       2003+
                                          GBPm        GBPm     GBPm       GBPm

Film Services                            366.6       419.9     60.4       77.3
Media Services                           385.1       368.6     10.9       15.4
                                        -------     -------  -------   --------
                                         751.7       788.5     71.3       92.7
                                        =======     =======  =======   ========

Goodwill amortisation                                          (5.0)      (3.9)
                                                             -------   --------
                                                               66.3       88.8
Associate and joint venture                                     0.5        0.4
                                                             -------   --------
Total                                                          66.8       89.2
                                                             =======   ========



* before exceptional items
+ restated for FRS 17 and the transfer of digital services businesses from Deluxe Media to Deluxe Film

Film Services


                                              Turnover       Operating Profit*
                                           2004       2003+     2004      2003+
                                           GBPm       GBPm      GBPm      GBPm

Film processing and distribution          315.6      387.3      49.9      69.8
Creative services                          51.0       32.6      10.5       7.5
                                         -------    -------  --------  --------
                                          366.6      419.9      60.4      77.3
                                         =======    =======  ========  ========

Goodwill amortisation                                           (3.0)     (2.3)
                                                             --------  --------
Total                                                           57.4      75.0
                                                             ========  ========



* before exceptional items
+ restated for FRS 17 and the transfer of digital services businesses from Deluxe Media to Deluxe Film

Film processing and distribution

Volumes in film processing were down 9% on 2003. This reflects the loss of the Universal and Fox International contracts in 2003 and a reduction in the number of major titles produced by certain studio customers. After taking account of adverse currency movements of GBP18.8m, the processing and distribution business experienced a 14% reduction in turnover to GBP315.6m. With Deluxe Film processing 31 major titles in 2003, 2004 had just 18 such titles including Spider-man 2, The Day After Tomorrow and I, Robot. Management believes that the lower number of major titles seen in 2004 was temporary in nature and with a number of major titles scheduled for this year, including XXX2, Son of the Mask and Fantastic Four, it is expected that the trends in footage will return to a more normalised pattern of growth. Operating profit was GBP49.9m, with currency movements having reduced the reported figure by GBP4.2m.

Having extended two film contracts during 2004, all of Deluxe Film's contracts are secure until at least the end of 2007, with 77% of 2004 contracted volume secure until at least 2008. The weighted average contract life is now 53 months.

Creative services

Following the acquisition in August 2004 of the 80% of EFILM not already owned and the integration of the digital services businesses, Deluxe Film is now able to offer an end-to-end solution to its studio customers, covering a number of key post-production and pre-DVD mastering services. In 2004, the creative services business increased turnover by 56% to GBP51.0m and operating profit by 40% to GBP10.5m. The results for 2004 only reflect a part year contribution from both DVCC and Softitler, which were acquired during 2004. Underlying growth in operating profit, after adjusting for acquisitions, was 24%.

Media Services


                                          Turnover            Operating Profit*
                                      2004         2003+      2004        2003+
                                      GBPm         GBPm       GBPm        GBPm

Video duplication                     60.7        111.2       (0.5)       (9.1)
DVD/CD replication                   199.0        150.6        9.2        13.0
Distribution services                125.4        106.8        2.2        11.5
                                    -------      -------    -------    --------
                                     385.1        368.6       10.9        15.4
                                    =======      =======
Goodwill amortisation                                         (2.0)       (1.6)
                                                            -------    --------
Total                                                          8.9        13.8
                                                            =======    ========


* before exceptional items
+ restated for FRS17 and the transfer of digital service businesses from Deluxe
  Media to Deluxe Film

The demand for VHS has continued to decline with just 89m units (2003 - 160m) being produced, leading to a 45% decline in turnover and an operating loss of GBP0.5m. While volumes in DVD manufacturing were up by 43%, reflecting a full year's contribution from Disctronics, which was acquired during the second half of 2003, margins fell as a result of the loss of a major contract and pricing pressures. While the loss of a major DVD contract, announced in May 2004, had a modest impact on operating financial performance during the year, in the absence of any major contract wins, operating margins and profits will be much lower in 2005.

The continued growth in demand for DVD and the addition of a major new contract were key factors behind the growth in revenues and volume for the distribution business. Total volumes increased by 24% to 649m units (2003 - 523m units) and revenues increased by 17% to GBP125.4m (2003 - GBP106.8m). However, increased competitive pressures and larger than expected set-up costs relating to a new customer meant that operating profit fell to GBP2.2m (2003 - GBP11.5m).

US Holidays

The US Holidays business generated operating profit of GBP4.2m (2003 - GBP6.0m) and net cash of GBP5.6m (2003 - GBP7.8m).


Central costs and other


                                                            2004          2003+
                                                            GBPm          GBPm

Central costs                                              (15.5)        (16.0)
Other                                                        2.3          (1.2)
                                                          -------       -------
                                                           (13.2)        (17.2)
                                                          =======       =======

+ 2003 restated for FRS 17 and before exceptional items

Associates and joint ventures

                                                           2004          2003
                                                           GBPm          GBPm

Deluxe associates and joint ventures                        0.5           0.4
Hard Rock Hotel joint venture                              (0.5)            -
                                                         --------      --------
                                                              -           0.4
                                                         ========      ========

Deluxe associates and joint ventures comprise the investment in Atlab and EFILM until the remaining 80% of EFILM was purchased in August. The equity interest in the Hard Rock Hotel joint venture with Sol Melia produced a loss of GBP0.5m relating to the New York Paramount Hotel.

Managed businesses' interest*

                                                            2004         2003+
                                                            GBPm         GBPm

Interest payable and other charges                          50.1         46.4
Interest receivable                                        (13.3)       (13.0)
Profit on disposal of Seminole bonds                           -         (2.1)
                                                          --------     --------
                                                            36.8         31.3
                                                          ========     ========

Average interest rate                                        5.5%         5.4%



* before exceptional items
+ 2003 restated for FRS 17

Managed businesses' interest increased to GBP36.8m reflecting increased debt levels compared to 2003, following the redemption of the GBP226m cumulative redeemable preference shares which took place in December 2003.

Taxation

The effective tax rate, before exceptional items, is 28.0% (2003 - 29.7% restated for FRS 17). The tax rate in recent years has benefited from a number of prior year adjustments that are not expected to recur in 2005 and beyond.

Dividend

A proposed final dividend of 9.8p per Ordinary share will be paid on 6 May 2005 to those shareholders on the register on 8 April 2005.

Exchange rates

The average exchange rates used and the net translation effect of changes in average exchange rates between 2003 and 2004 is summarised in the table below.


                                 Average exchange rate      Impact on 2004
                                                         Turnover   Operating
                                                                       Profit
                                      2004        2003       GBPm        GBPm

US dollar                             1.84        1.63      (62.9)       (5.5)
Canadian dollar                       2.40        2.32       (2.3)       (0.1)
Euro                                  1.46        1.45       (2.2)       (0.4)
                                                           --------  ----------
                                                            (67.4)       (6.0)

Gaming                                                       (0.4)       (0.1)
Hard Rock                                                   (21.0)       (2.0)
Deluxe                                                      (42.0)       (3.4)
US Holidays                                                  (4.0)       (0.5)
                                                           --------  ----------
                                                            (67.4)       (6.0)
Interest                                                                  2.8
                                                                     ----------
Net impact on profit before tax                                          (3.2)
                                                                     ==========

Exceptional items

                                                   H1         H2         Total
                                                 GBPm       GBPm          GBPm

Exceptional items within operating profit
- Deluxe Media restructuring                    (27.1)          -       (27.1)
- Hard Rock Cafe                                    -       (31.0)      (31.0)
                                              ---------    --------   ---------
Total exceptional charge within operating       (27.1)      (31.0)      (58.1)
profit                                        ---------    --------   ---------

Non-operating exceptional items
DMS - provision for loss on disposal               -        (104.7)     (104.7)
DMS - goodwill previously written off to           -         (76.7)      (76.7)
      reserves                              ---------      --------   ---------
                                                   -        (181.4)     (181.4)
                                             ---------      --------   ---------
- Loss on disposal of continuing operations     (4.1)            -        (4.1)
                                             ---------      --------   ---------
Total exceptional non-operating loss            (4.1)       (181.4)     (185.5)
                                             ---------      --------   ---------

Tax credit on exceptional charge                 0.4           9.1         9.5
Minority interest                                0.5           0.2         0.7
                                             ---------     --------   ---------
Total                                          (30.3)       (203.1)     (233.4)
                                             =========     ========   =========



In May 2004, Deluxe Media Services was informed by a major studio that it would be transferring its business to another supplier on a staged basis over the period to July 2005. This contract relates primarily to European DVD manufacturing and distribution. An exceptional charge of GBP23.1m, comprising an impairment charge of GBP18.0m, onerous lease provisions of GBP3.8m and other costs of GBP1.3m, was recorded in the first half. Deluxe Media Services also incurred an exceptional charge of GBP4.0m in respect of the VHS restructuring announced at the time of the 2003 year end results in February 2004. These charges relate to the closure of VHS manufacturing facilities in Germany, Italy and Portugal.

At Hard Rock, following a detailed review, it was decided to relocate a number of key cafes, starting with New York, to close The Vault, a rock and roll museum in Orlando, and to write down a number of underperforming units. The effect of these actions has meant that an exceptional charge of GBP31.0m has been included in the 2004 results.

As set out in the Chief Executive's review, the Board has decided to separate Deluxe Media from the rest of the Group by means of a sale. As a result of this decision, a GBP104.7m provision for loss on disposal has been recorded in the second half of 2004. In addition, GBP76.7m goodwill, which had previously been written off to reserves, has been charged through the profit and loss account.

A GBP4.1m exceptional loss has also been recognised principally on the disposal of the RLMS business at the start of 2004.

The total cash cost associated with all exceptional items is GBP19.0m.

Cash flow


                                                          2004            2003**
                                                                   as restated
                                                          GBPm            GBPm
Cash inflow from operating activities
Before Deluxe contract advances                          242.4           309.2
Deluxe contract advances, net of repayments               17.8           (17.3)
                                                       --------       ---------
                                                         260.2           291.9

Capital expenditure                                     (115.6)         (111.4)
Fixed asset disposals                                      7.3             9.4
                                                       --------       ---------
Operating cash flow                                      151.9           189.9
Interest, tax and dividend payments                     (115.6)         (172.8)
                                                       --------       ---------
Free cash flow                                            36.3            17.1

Acquisitions and investments*                            (74.7)         (123.6)
Disposals (including sale and leaseback transactions)     29.9             4.1
                                                       --------       ---------
                                                          (8.5)         (102.4)
Issue of Blue Square convertible loan stock                  -            65.0
                                                       --------       ---------
Cash outflow                                              (8.5)          (37.4)
                                                       ========       =========



* including GBP65m of Blue Square debt in 2003
** as restated for UITF 38

The Group generated GBP36.3m of cash before acquisitions and disposals but after interest, tax and dividends (2003 - GBP17.1m). This reflects a much reduced net outflow on interest, tax and dividend payments following the redemption of the GBP226m cumulative redeemable preference shares, the refinancing of certain financial instruments and a net tax repayment of GBP11.9m.

Operating cash flow was GBP38.0m lower than 2003 due to lower operating profits and an adverse movement in working capital, largely within Deluxe Media.

Capital expenditure


                                                         2004             2003
                                                         GBPm             GBPm

Gaming (excluding RLMS)                                  58.9             44.8
Hard Rock                                                13.3             12.4
Deluxe                                                   37.4             33.7
US Holidays                                               2.8              1.0
                                                       -------         -------
                                                        112.4             91.9
                                                       -------         -------

RLMS *                                                    3.2             19.5
                                                       -------         -------
Total                                                   115.6            111.4
                                                       =======         =======


*the depreciation charge associated with RLMS in 2003 was GBP17.8m

Like-for-like capital expenditure (i.e. after adjusting for RLMS) was GBP20.5m higher than 2003. This largely reflects an increase in Gaming, following the acquisition and development of new properties in Bolton and Stoke-on-Trent, as well as the relocation of a number of bingo clubs.

Acquisitions and investments


                                                                           2004
Acquisitions                                                               GBPm

Gaming
- Acquisition of Spanish Bingo                                             2.3
Deluxe Film
- EFILM                                                                   15.1
- Softitler                                                                7.1
- DVCC                                                                     2.5
Deluxe Media Services
Buyout of Ritek minority interest                                          4.1

Other
Deferred consideration                                                    19.4
Settlement with Serena Holdings Limited                                   18.8
Other items                                                                0.3
                                                                        -------

Purchase of subsidiaries (net of cash acquired)                           69.6
Purchase of investments
- Investment in Hard Rock Hotels                                           5.1
                                                                        -------
Total                                                                     74.7
                                                                        =======



Deluxe Film consolidated its position in creative services with the acquisition of DVCC and Softitler and the 80% of EFILM not already owned. Deluxe Media acquired the 8% minority interest in Deluxe Global Media Services held by Ritek of Taiwan for GBP8.5m, of which GBP4.1m was paid during the year. Gaming acquired a further bingo club in Spain.

The longstanding dispute with Serena Holdings Limited, in connection with the consideration payable for an acquisition by the Group, which had been recognised in the Group's annual accounts as a contingent liability, was finally settled at a total cost of GBP18.8m (GBP10.2m plus GBP8.6m of accrued interest). This was accounted for as an adjustment to goodwill previously written off to reserves.

Deferred consideration of GBP19.4m comprised GBP4.5m for ETS, GBP8.0m for Ritek, GBP3.7m for Disctronics and GBP3.2m for others including Spanish bingo clubs.

During the year, the Group invested GBP5.1m in the Hard Rock Hotels joint venture with Sol Melia in connection with the planned Hard Rock Hotel in New York.

The sale of Rank Leisure Machine Services was completed on 10 February 2004 and generated cash proceeds of GBP29.9m.

Net debt


                                                                          2004
                                                                          GBPm

Opening net debt                                                         700.5

Free cash flow                                                           (36.3)
Acquisitions, investments and disposals                                   44.8
Conversion of convertible loan                                           (65.0)
Foreign currency translation                                             (33.2)
Other                                                                     (4.1)
                                                                        -------
Closing net debt                                                         606.7
                                                                        -------


Net debt at 31 December 2004 was GBP606.7m compared with GBP700.5m at 31 December 2003. Net debt as a percentage of shareholders' funds was 149% compared to 153% at 31 December 2003.

Pensions - FRS 17

In accordance with the provisions of FRS 17 "Retirement Benefits", at 31 December 2004 the deficit on the Group's defined benefit plans was GBP24.3m (2003 - GBP50.1m) after deferred tax.

SHAREHOLDER INFORMATION

Dividends

The proposed final dividend of 9.8p per Ordinary share, together with the interim dividend of 4.8p per Ordinary share, makes a total for the year of 14.6p (2003 - 13.9p). The total dividend for 2004 will be covered 1.3 times by earnings before exceptional items, based on 624.1m Ordinary shares outstanding at 31 December 2004. The record date for the final dividend is 8 April 2005 and the payment date is 6 May 2005.

Annual General Meeting

The Annual General Meeting will be held at 11.30am on 27 April 2005 at the Plaisterers Hall, 1 London Wall, London EC2Y 5JU.

General

The financial information contained in this announcement is based on that contained in the financial statements for the year ended 31 December 2004. The Directors approved this announcement on 25 February 2005.

This announcement does not constitute full accounts within the meaning of s.240 Companies Act 1985. The 2003 accounts for The Rank Group Plc have been delivered to the Registrar of Companies. The 2004 accounts for The Rank Group Plc have not yet been delivered to the Registrar of Companies.


GROUP PROFIT AND LOSS ACCOUNT (unaudited)

For the year ended 31 December 2004


                                          2004                       2003 (as restated)
                          Before   Exceptional     Total        Before   Exceptional     Total
                     exceptional         items             exceptional         items
                           items                                 items
                            GBPm          GBPm      GBPm          GBPm          GBPm      GBPm
Turnover
Continuing
operations (note 2)      1,943.0             -   1,943.0       1,925.9             -   1,925.9
Acquisitions                10.3             -      10.3             -             -         -
                        ---------      --------   -------      --------      --------  --------
                         1,953.3             -   1,953.3       1,925.9             -   1,925.9
                        ---------      --------   -------      --------      --------  --------

Operating profit
before goodwill
amortisation               204.9         (58.1)    146.8         218.0         (51.1)    166.9
Goodwill
amortisation                (7.8)            -      (7.8)         (6.4)            -      (6.4)

Operating profit
                        ---------      --------   -------      --------      --------  --------
Continuing
operations
(notes 1, 2 & 3)           196.4         (58.1)    138.3         211.6         (51.1)    160.5
Acquisitions                 0.7             -       0.7             -             -         -
                        ---------      --------   -------      --------      --------  --------
                           197.1         (58.1)    139.0         211.6         (51.1)    160.5
Share of
operating profit
in associates
and joint
ventures                     0.5             -       0.5           0.8             -       0.8
                        ---------      --------   -------      --------      --------  --------
                           197.6         (58.1)    139.5         212.4         (51.1)    161.3
Non-operating
items (note 3)                 -        (185.5)   (185.5)            -           4.6       4.6
                        ---------      --------   -------      --------      --------  --------
Profit (loss)
before interest            197.6        (243.6)    (46.0)        212.4         (46.5)    165.9


Interest:
Group                      (36.8)            -     (36.8)        (31.3)        (11.5)    (42.8)
Share of associates
and joint ventures          (0.5)            -      (0.5)         (0.4)            -      (0.4)
                        ---------      --------   -------      --------      --------  --------
                           (37.3)            -     (37.3)        (31.7)        (11.5)    (43.2)
                        ---------      --------   -------      --------      --------  --------
Profit (loss)
before tax (note 1)        160.3        (243.6)    (83.3)        180.7         (58.0)    122.7
                        ---------      --------   -------      --------      --------  --------

Tax (notes 3 & 4)          (44.9)          9.5     (35.4)        (53.7)         26.1     (27.6)
                        ---------      --------   -------      --------      --------  --------

Profit (loss)
after tax                  115.4        (234.1)   (118.7)        127.0         (31.9)     95.1

Equity minority
interests (note 3)          (1.4)          0.7      (0.7)         (2.3)          2.8       0.5
Preference
dividends                      -             -         -         (17.1)            -     (17.1)
                        ---------      --------   -------      --------      --------  --------
Earnings (loss)            114.0        (233.4)   (119.4)        107.6         (29.1)     78.5
                        =========      ========   =======      ========      ========  ========

Basic earnings
(loss) per share
before goodwill
amortisation                20.0p        (38.9)p   (18.9)p        19.2p         (4.9)p    14.3p
Basic earnings
(loss) per
Ordinary share              19.0p        (38.9)p   (19.9)p        18.2p         (4.9)p    13.3p
Diluted earnings
(loss) per
Ordinary share              19.0p        (38.9)p   (19.9)p        17.5p         (4.7)p    12.8p
Net dividend per
Ordinary share                                      14.6p                                 13.9p



GROUP BALANCE SHEET (unaudited)
As at 31 December 2004


                                                        31-Dec          31-Dec
                                                          2004            2003
                                                                 (as restated)
                                                          GBPm            GBPm
Fixed assets
Intangible assets                                        117.7           123.9
Tangible assets                                          718.7           803.2
Investments (note 1)                                      54.9            56.6
                                                      ---------       ---------
                                                         891.3           983.7
                                                      ---------       ---------

Current assets
Stocks                                                    65.1            70.2
Debtors (including amounts falling due after
more than one year)                                      675.2           755.9
Investments                                                9.6             4.2
Cash and deposits                                         74.7           167.9
                                                      ---------       ---------
                                                         824.6           998.2

Creditors (amounts falling due within one year)
Loan capital and borrowings                              (21.9)         (292.1)
Other                                                   (442.9)         (441.7)
                                                      ---------       ---------
                                                        (464.8)         (733.8)

Net current assets                                       359.8           264.4
                                                      ---------       ---------

Total assets less current liabilities                  1,251.1         1,248.1

Creditors (amounts falling due after more than one
year)
Loan capital and borrowings                             (669.1)         (580.5)
Other creditors and provisions                          (143.0)         (143.3)
                                                      ---------       ---------
                                                        (812.1)         (723.8)

Net asset excluding pension liability                    439.0           524.3

Pension liability (note 1)                               (24.3)          (50.1)
                                                      ---------       ---------
Net assets including pension liability                   414.7           474.2
                                                      =========       =========

Capital and reserves
Called up share capital                                   62.4            59.6
Share premium account                                     88.3            17.5
Other reserves (note 1)                                  255.3           381.0
                                                      ---------       ---------
Shareholders' funds - all equity                         406.0           458.1
Equity minority interests                                  8.7            16.1
                                                      ---------       ---------
                                                         414.7           474.2
                                                      =========       =========


GROUP CASH FLOW (unaudited)
For the year ended 31 December 2004

                                                         2004            2003
                                                                 (as restated)
                                                         GBPm            GBPm

Net cash inflow from operating activities (note 6)       260.2           291.9

Returns on investment and servicing of finance
Interest (net)                                           (41.1)          (38.6)
Dividends paid to preference shareholders and             (2.1)          (27.0)
minorities
                                                        -------         -------
                                                         (43.2)          (65.6)

Tax received (paid) (net)                                 11.9           (27.8)

Capital expenditure and financial investment
Purchase of investments                                      -            (2.8)
Purchase of tangible fixed assets                       (115.6)         (111.4)
Sale of fixed assets and assets held for disposal          7.3             9.8
                                                       --------        --------
                                                        (108.3)         (104.4)
Acquisitions and disposals
Purchase of subsidiaries                                 (70.5)          (53.7)
Net cash acquired                                          0.9             1.6
Investments in joint ventures and associates              (5.1)              -
Disposal of subsidiaries                                  30.3               -
Net cash disposed                                         (0.4)              -
                                                        -------        --------
                                                         (44.8)          (52.1)

Ordinary dividends paid                                  (84.3)          (79.4)
                                                        -------      ---------
Cash outflow before use of liquid resources and           (8.5)          (37.4)
financing                                               -------      ----------

Management of liquid resources                            (5.6)           19.6
                                                        -------      ----------
Cash outflow before financing                            (14.1)          (17.8)

Financing
Issue (redemption) of share capital                        2.8          (214.7)

Changes in debt and lease financing
Debt due within one year:
New sterling borrowings                                      -            82.1
Repayment of other short term loans and borrowings       (82.9)          (24.5)
Repayment of dollar borrowings                          (104.2)              -
Debt due after one year:
Drawdown on syndicated facilities                        153.8           200.0
Repayment of syndicated facilities                      (200.0)         (137.0)
New US dollar private placements                             -           304.3
Repayment of sterling borrowings                             -          (125.0)
New sterling convertible bond (net of facility fees)     164.6               -
Repayment of dollar borrowings                            (4.9)              -
Net movement on other long term facilities                 4.6             7.2
Capital element of finance lease rental payments          (5.1)           (3.8)
                                                        --------      ----------
(Decrease) increase in financing                         (71.3)           88.6
                                                        --------      ----------
(Decrease) increase in cash (note 7)                     (85.4)           70.8
                                                        ========      ==========


GROUP RECOGNISED GAINS AND LOSSES

For the year ended 31 December                            2004            2003
                                                                 (as restated)
                                                          GBPm            GBPm

(Loss) profit for the financial year                    (119.4)           95.6

Currency translation differences on foreign currency
net investments                                            3.2           (10.2)

Tax on exchange adjustments offset in reserves             2.3             8.8

Actuarial gain recognised in defined pension scheme       28.5            22.1

Movement on deferred tax relating to the pension scheme   (8.6)           (6.6)
                                                        --------      ---------
Total recognised (losses) gains for the year             (94.0)          109.7
                                                                      =========

Prior year adjustment                                    (68.9)
                                                       --------
Total (losses) recognised since last annual report      (162.9)
                                                       ========


MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

For the year ended 31 December                            2004            2003
                                                                 (as restated)
                                                          GBPm            GBPm

(Loss) profit for the financial year                    (119.4)           95.6
Dividends payable                                        (90.2)          (99.9)
                                                       --------       ---------
Retained loss for the year                              (209.6)           (4.3)
Other recognised gains and losses (net)                   25.4            14.1
New share capital subscribed                              73.7             4.1
Redemption of convertible preference shares                  -          (226.1)
Goodwill previously written off to reserves charged to
the profit and loss account                               76.7               -
Credit in respect of employee share schemes                0.5             4.2
Adjustment to purchase price on acquisition (goodwill)   (18.8)              -
                                                       --------       ---------
Net movement in shareholders' funds                      (52.1)         (208.0)

Opening shareholders' funds as previously stated         458.1           748.6

Prior year adjustments
- Investment in own shares - UITF 38                         -            (4.2)
- Defined benefit scheme - FRS 17                            -           (78.3)
                                                       --------       ---------
Opening shareholders' funds as restated                  458.1           666.1
                                                       --------       ---------

Closing shareholders' funds                              406.0           458.1
                                                       ========       =========


Notes to the accounts:

1. Accounting policies

The Group has adopted accounting policies consistent with previous years except for the following:

The Group has adopted Urgent Issues Task Force ("UITF") abstract 38 "Accounting for ESOP trusts" and abstract 17 (revised) (2003) "Employee share schemes" in 2004. UITF 38 requires investments in own shares to be deducted from equity and not disclosed as an investment. In addition, in the Cash Flow Statement, amounts paid to purchase own shares are disclosed as financing and not capital expenditure and financial investment. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported in 2003 have been restated. Shareholders' funds for the year ended 31 December 2003 are unchanged and cash outflow before use of liquid resources and financing for the year ended 31 December 2003 is reduced by GBP3.7m. UITF 17 (2003) requires the cost of the shares awarded to be equal to the fair value of the shares at the grant date. There has been no restatement of the Group's profit and loss account as this charge is not significant.

The Group has also adopted Financial Reporting Standard 17 "Retirement benefits" (FRS 17). FRS 17 requires the assets and liabilities of the Group's defined benefit pension scheme to be recognised on the Group's balance sheet. In addition, current service costs and net financial returns are included in the profit and loss account in the period to which they relate. Actuarial gains and losses are recognised in the statement of total gains and losses. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported in 2003 have been restated. The change reduces shareholders' funds for the year ended 31 December 2003 by GBP68.9m net of deferred tax and reduces profit for the year ended 31 December 2003 by GBP6.1m, net of deferred tax.


2. Segmental analysis by geographical area of origin


                          Turnover by origin         Operating profit by origin*
                           2004          2003             2004            2003
                                                                 (as restated)
                           GBPm          GBPm             GBPm            GBPm

United Kingdom          1,160.6       1,064.3            106.2            93.1
North America             612.0         665.6             48.1            87.7
Rest of the World         180.7         196.0             42.8            30.8
                       --------       -------         --------        ---------
                        1,953.3       1,925.9            197.1           211.6
                       ========       =======         ========        =========

* before exceptional items


3. Exceptional and non-operating items

                                                             2004         2003
                                                             GBPm         GBPm
Exceptional items within operating profits:
Deluxe Media Services restructuring                         (27.1)       (35.8)
Impairment of Hard Rock cafe assets                         (31.0)           -
Blue Square restructuring                                       -         (6.0)
Legal provisions                                                -         (9.3)
                                                           --------   ---------
                                                            (58.1)       (51.1)

Non-operating exceptional items:
Provision for loss on disposal of Deluxe Media Services    (181.4)           -
Loss on disposal of continuing operations                    (4.1)           -
Profit on previously discontinued operations                    -          4.6
                                                           --------   ---------
                                                           (185.5)         4.6

Exceptional item within interest:
Premium on redemption of Eurobond                               -        (11.5)
                                                           --------   ---------
                                                                -        (11.5)
Tax:
Credit on exceptional items                                   9.5         13.4
Release of disposal provisions                                  -         12.7
                                                           --------   ---------
                                                              9.5         26.1

Minority interests:
Share of exceptional item in Deluxe Media Services            0.7          2.8
                                                           --------   ---------
Total                                                      (233.4)       (29.1)
                                                           ========   =========

4. Tax charge

The tax charge may be analysed as follows:

                                                 2004                     2003
                                                                 (as restated)
                                                 GBPm                     GBPm

Rank subsidiaries                                44.6                     53.5
Associates and joint ventures                     0.3                      0.2
                                               --------               ----------
                                                 44.9                     53.7
                                               ========               ==========

Exceptional tax credit                           (9.5)                   (26.1)
                                               ========               ==========



Taxation has been provided at an effective rate of 28.0% (2003 - 29.7% restated for FRS 17) before exceptional items.

A deferred tax asset of GBP79.4m has been  recognised in the balance sheet (2003
- GBP114.5m as restated). This asset primarily represents US tax losses and depreciable assets which are expected to be utilised against future profits.


5. Weighted average number of shares

The weighted average number of Ordinary shares used in the calculation of basic earnings per share is 598.7m (2003 - 592.3m). Diluted earnings per share is calculated using 598.7m Ordinary shares (2003 - 618.5m). The number of Ordinary shares as at 31 December 2004 was 624.1m.


6. Reconciliation of operating profit to cash flow


                                                                2004      2003
                                                                           (as
                                                                      restated)
                                                                GBPm      GBPm

Operating profit                                               139.0     160.5
Exceptional costs charged                                       58.1      51.1
                                                              -------  --------
                                                               197.1     211.6

Cash payments in respect of exceptional costs and provisions   (29.4)    (34.8)
Provisions charged to operating profit                           3.7       4.0
Depreciation and goodwill amortisation                          79.4      94.9
(Increase) decrease in working capital                         (17.0)     30.6
Contract advance payments, net of repayments                    17.8     (17.3)
Other non-cash movements                                         8.6       2.9
                                                             --------  --------
Net cash inflow from operating activities                      260.2     291.9
                                                             ========  ========


7. Reconciliation to net debt

                                                              2004        2003
                                                              GBPm        GBPm

(Decrease) increase in cash                                  (85.4)       70.8
Decrease (increase) in debt and lease financing               74.1      (303.3)
Movement in liquid resources                                   5.6       (19.6)
                                                            --------   ---------
Increase in net debt from cash flows                          (5.7)     (252.1)

Convertible note                                              65.0       (65.0)
Borrowings and lease obligations disposed (acquired) with
subsidiaries                                                   1.3       (11.8)
Currency translation adjustment                               33.2        27.5
                                                            --------   ---------
                                                              93.8      (301.4)

Net debt at 1 January                                       (700.5)     (399.1)
Net debt at 31 December                                     (606.7)     (700.5)
                                                            ========   =========


8. Exchange rates


The US$/GBP exchange rates for the relevant accounting periods were:


                                                    2004                 2003
US$/GBP
-------

Average                                             1.84                 1.63
Period-end                                          1.92                 1.79


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  25 February 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary